Exhibit 99.5
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada. Mountain Province Diamonds Inc. (the "Issuer") 401 Bay Street, Suite 2700 Toronto, Ontario M5H 2Y4

Item 2.	Date of Material Change

State the date of the material change.

January 19, 2007.

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section
7.1 of National Instrument 51-102.

January 19, 2007.

The news release was disseminated through CCNMatthews and SEDAR.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Announcement with respect to Camphor Ventures Inc.'s ("CFV") acceptance of an offer letter from the Issuer pursuant to which the Issuer will, subject to certain conditions, make an offer to acquire all of the outstanding securities of CFV.

Item 5.	Full Description of Material Change

The Issuer announced that CFV has accepted an offer letter from the Issuer pursuant to which the Issuer will, subject to certain conditions, make an offer (the "Offer") to acquire all of the outstanding securities of CFV, namely the following: (i) all common shares of CFV (collectively, the "CFV Common Shares"); and (ii) all securities granting a right to a holder thereof to purchase or otherwise acquire common shares of CFV (collectively, the "CFV Convertible Securities").

Subject to a definitive agreement to be entered into between the Issuer and CFV on or about February 1, 2007, the Issuer would be prepared to offer to acquire: (i) all of the issued and outstanding CFV Common Shares as of the date of the Offer and any CFV Common Shares that may be issued up to the expiry of the Offer as a result of the exercise or conversion of any CFV Convertible Securities, on the basis of 0.41 common share of the Issuer from treasury for each CFV Common Share (the "Exchange Ratio"); and (ii) all issued and outstanding CFV Convertible Securities on the basis of 0.41 convertible security of the Issuer for each CFV Convertible Security, where one whole convertible security of the Issuer will entitle the holder thereof to purchase one common share of the Issuer on a basis equivalent to that set out in the CFV Convertible Security, having regard to the Exchange Ratio. Pursuant to the offer letter, CFV has agreed to not solicit or initiate discussions or negotiations with any third party with respect to alternate transactions involving CFV Common Shares and CFV Convertible Securities.

As referred to above, the Board of Directors of both the Issuer and CFV will agree to the definitive terms of the Offer pursuant to a definitive agreement on or about February 1, 2007. At such time, a subsequent joint news release will be distributed announcing definitive terms of the Offer.

“We believe this offer is in the best interest of Mountain Province and Camphor Ventures shareholders”, said Patrick Evans, President and CEO of Mountain Province.

Hari Varshney, Chairman of Camphor Ventures commented: “Combining our respective interests in the Gahcho Kué Joint Venture offers strategic benefits to the shareholders of both companies and enhances shareholder value”.

Item 6.	Reliance on Section 75(3) of the Act

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance. Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on the basis that it is confidential information. No information has been omitted from this material change report.

Item 8.	Senior Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

The following senior office of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Patrick Evans, President and Chief Executive Officer
Telephone: 416-361-3562
Facsimile: 416-603-8565
Internet: www.mountainprovince.com

Item 9.	Date of Report

Date of the Report. January 19, 2007.